UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Churchill Capital Corp. V

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

17144T206

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS PEAK6 Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,500,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS PEAK6 Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
12	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS PEAK6 Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
12	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS PEAK6 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
12	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS Matt Hulsizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS Jennifer Just
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) []
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a) Name of Issuer:
Churchill Capital Corp V, (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
640 Fifth Avenue, 12th Floor
New York, NY 10019

Item 2.

(a) Name of Person Filing:
PEAK6 Capital Management LLC
PEAK6 Group LLC
PEAK6 Investments, L.P.
PEAK6 LLC
Matthew Hulsizer
Jennifer Just

(b) Address of Principal Business Offic, or if None, Residence:
141 W. Jackson Blvd, Suite 500
Chicago, IL 60604

(c) Citizenship:
PEAK6 Capital Management LLC - Delaware
PEAK6 Group LLC - Delaware
PEAK6 Investments, L.P. - Delaware
PEAK6 LLC - Delaware
Matthew Hulsizer - U.S. Citizen
Jennifer Just - U.S. Citizen

(d) Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share

(e) CUSIP Number:
17144T206

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [x] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance ith Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover page for each Reporting Person and is incorporated by reference. Subsequent to the December 31, 2020 event date and before the February 12, 2021 filing date, the firm reduced its position below the 5% threshold.

The percentages used in this Schedule 13G are calculated based upon 50,000,000 units. Each unit consists of one share of the Company's Class A common stock, par value $0.0001 per share and one-fourth warrant as reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2020.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2021

PEAK6 Capital Management LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 Group LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 Investments LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

Matt Hulsizer

By: /s/ Matt Hulsizer
Name: Matt Hulsizer

Jennifer Just

By: /s/ Jennifer Just
Name: Jennifer Just

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share of Churchill Capital Corp. V. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 12, 2021

PEAK6 Capital Management LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 Group LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 Investments LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

Matt Hulsizer

By: /s/ Matt Hulsizer
Name: Matt Hulsizer

Jennifer Just

By: /s/ Jennifer Just
Name: Jennifer Just